                                  UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                           DELTA AND PINE LAND COMPANY
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $0.10 Par Value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    247357106
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                           Christopher E. Manno, Esq.
                            Willkie Farr & Gallagher
                              153 East 53rd Street
                            New York, New York 10022
                                 (212) 821-8000

--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  July 24, 1997
--------------------------------------------------------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.


                               Page 1 of 20 Pages
                             Exhibit Index: Page 17

                                  SCHEDULE 13D

CUSIP No. 247357106

1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  Soros Fund Management LLC

2        Check the Appropriate Box If a Member of a Group
                                                     a. [ ]
                                                     b. [X]

3        SEC Use Only

4        Source of Funds
                  AF

5        Check Box If Disclosure of Legal Proceedings Is Required Pursuant
         to Items 2(d) or 2(e)                           [ ]

6        Citizenship or Place of Organization
                  Delaware

                           7        Sole Voting Power
 Number of                             1,591,663
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                  0
    Each
  Reporting                9        Sole Dispositive Power
   Person                              1,591,663
    With
                           10       Shared Dispositive Power
                                            0

11       Aggregate Amount Beneficially Owned by Each Reporting Person
                            1,591,663

12       Check Box If the Aggregate Amount in Row (11) Excludes
         Certain Shares                   |X|

13       Percent of Class Represented By Amount in Row (11)

                            5.65%

14       Type of Reporting Person
                           OO, IA

                                  SCHEDULE 13D

CUSIP No. 247357106

1        Name of Reporting Person

         S.S. or I.R.S. Identification No. of Above Person
                  George Soros   (in the capacity described herein)

2        Check the Appropriate Box If a Member of a Group
                                                     a. [ ]
                                                     b. [X]

3        SEC Use Only

4        Source of Funds

                  AF

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6        Citizenship or Place of Organization

                  United States

                           7        Sole Voting Power
 Number of                                  0
   Shares
Beneficially               8        Shared Voting Power
  Owned By                             1,591,663
    Each
  Reporting                9        Sole Dispositive Power
   Person                                   0
    With
                           10       Shared Dispositive Power
                                       1,591,663

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                           1,591,663

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain
         Shares           |X|

13       Percent of Class Represented By Amount in Row (11)

                            5.65%

14       Type of Reporting Person
                           IA

                                  SCHEDULE 13D

CUSIP No. 247357106

1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  Stanley F. Druckenmiller (in the capacity described herein)

2        Check the Appropriate Box If a Member of a Group
                                                     a.  [ ]
                                                     b.  [X]

3        SEC Use Only

4        Source of Funds

                  AF

5        Check Box If Disclosure of Legal Proceedings Is Required Pursuant to
         Items 2(d) or 2(e)       [ ]

6        Citizenship or Place of Organization

                  United States

                           7        Sole Voting Power
 Number of                                 274,999
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                 1,591,663
    Each
  Reporting                9        Sole Dispositive Power
   Person                                  274,999
    With
                           10       Shared Dispositive Power
                                           1,591,663

11       Aggregate Amount Beneficially Owned by Each Reporting Person
                                           1,866,662

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain
         Shares              [ ]

13       Percent of Class Represented By Amount in Row (11)

                            6.63%

14       Type of Reporting Person

                  IA

                                  SCHEDULE 13D

CUSIP No. 247357106

1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  Duquesne Capital Management, L.L.C.

2        Check the Appropriate Box If a Member of a Group
                                                     a.  [ ]
                                                     b.  [X]

3        SEC Use Only

4        Source of Funds

                  AF

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6        Citizenship or Place of Organization

                  Pennsylvania

                           7        Sole Voting Power
 Number of                                 274,999
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                  0
    Each
  Reporting                9        Sole Dispositive Power
   Person                                  274,999
    With
                           10       Shared Dispositive Power
                                            0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                          274,999

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain
         Shares         [X]

13       Percent of Class Represented By Amount in Row (11)

                                     0.98%

14       Type of Reporting Person

                  OO, IA

Item 1.  Security and Issuer

                  This statement on Schedule 13D (the "Statement") relates to shares of Common Stock, $0.10 par value per share (the "Common Stock"), of Delta and Pine Land Company, a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at One Cotton Row, Scott, Mississippi 38772. This Statement is being filed by the Reporting Persons (as defined herein) to report recent transactions in the Common Stock as a result of which the Reporting Persons may be deemed to be the beneficial owners of in excess of 5% of the total number of outstanding Common Stock.

Item 2.  Identity and Background.

                  This statement is being filed on behalf of Soros Fund Management LLC ("SFM LLC"), a Delaware limited liability company, Duquesne Capital Management, L.L.C. ("Duquesne LLC"), a Pennsylvania limited liability company, Mr. George Soros ("Mr. Soros") and Mr. Stanley F. Druckenmiller ("Mr. Druckenmiller," and together with SFM LLC, Duquesne LLC, and Mr. Soros, the "Reporting Persons"). This Statement relates to shares of Common Stock held for the accounts of Quantum Partners, Quasar Partners and the Duquesne LLC Clients (as defined herein).

                  SFM LLC has its principal office at 888 Seventh Avenue, 33rd Floor, New York, New York 10106. Its principal business is to serve, pursuant to contract, as the principal investment manager to several foreign investment companies (the "SFM Clients"), including (i) Quantum Fund N.V., a Netherlands Antilles company ("Quantum Fund"), and its principal operating subsidiary, Quantum Partners LDC, a Cayman Islands exempted limited duration company ("Quantum Partners") and (ii) Quasar International Partners, C.V., a Netherlands Antilles limited partnership ("Quasar Partners"). Each of Quantum Fund, Quantum Partners and Quasar Partners has its principal office at Kaya Flamboyan 9, Willemstad, Curacao, Netherlands Antilles. SFM LLC's contracts with SFM Clients generally provide that SFM LLC is responsible for designing and implementing the SFM Clients' overall investment strategies; for conducting direct portfolio management strategies to the extent that SFM LLC determines that it is appropriate to utilize its own portfolio management capabilities; for selecting, evaluating and monitoring other investment advisors who manage separate portfolios on behalf of SFM Clients; and for allocating and reallocating the SFM Clients' assets among the outside managers and itself.

                  The business of SFM LLC is managed through a Management Committee (the "Management Committee") comprised of Mr. Soros, Mr. Druckenmiller and Mr. Gary Gladstein. Mr. Soros, as Chairman of SFM LLC, has the ability to direct the investment decisions of SFM LLC and as such may be deemed to have investment discretion over the securities held for the accounts of the SFM Clients. Mr. Druckenmiller, as Lead Portfolio Manager of SFM LLC, has the ability to direct the investment decisions of SFM LLC and as such may be deemed to have investment discretion over the securities held for the accounts of the SFM Clients. Set forth in Annex A hereto and incorporated by reference in response to this Item 2 and elsewhere in this Statement as applicable is a list of the Managing Directors of SFM LLC.

                  The principal occupation of Mr. Soros, a United States citizen, is his direction of the activities of SFM LLC, which is carried out in his capacity as Chairman of SFM LLC at SFM LLC's principal office.

                  The principal occupation of Mr. Druckenmiller, a United States citizen, is his position as Lead Portfolio Manager and a Member of the Management Committee of SFM LLC, which is carried out at SFM LLC's principal office. Mr. Druckenmiller also owns a 75% interest in, and is the sole Managing Member of, Duquesne LLC, an investment advisory firm which is engaged in a variety of direct and indirect investments. Duquesne LLC has its principal offices at 2579 Washington Road, Suite 322, Pittsburgh, Pennsylvania 15241-2591. Its principal business is to serve, pursuant to contract, as a discretionary investment advisor to a limited number of institutional clients (the "Duquesne LLC Clients"). Set forth in Annex B hereto and incorporated by reference in response to this Item 2 and elsewhere in this Statement as applicable is a list of the Managing Directors of Duquesne LLC.

                  Pursuant to regulations promulgated under Section 13(d) of the Securities Act of 1933, as amended (the "Act"), SFM LLC, Mr. Soros, in his capacity as Chairman of SFM LLC, and Mr. Druckenmiller, in his capacity as Lead

Portfolio Manager of SFM LLC, each may be deemed a beneficial owner of shares of Common Stock held for the accounts of Quantum Partners and Quasar Partners as a result of the contractual authority of SFM LLC to exercise voting and dispositive power with respect to such Common Stock.

                  In addition, pursuant to regulations promulgated under Section 13(d) of the Act, each of Duquesne LLC and Mr. Druckenmiller, by virtue of his interest in, and position as sole Managing Member of, Duquesne LLC, may be deemed a beneficial owner of shares of Common Stock held for the accounts of the Duquesne LLC Clients as a result of the contractual authority of Duquesne LLC to exercise voting and dispositive power with respect to such Common Stock.

                  During the past five years, none of the Reporting Persons, Quantum Partners, Quasar Partners nor, to the best of the Reporting Persons' knowledge, any other person identified in response to this Item 2, has been (a) convicted in a criminal proceeding, or (b) a party to any civil proceeding as a result of which he has been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

                  Quantum Partners expended approximately $16,154,128.20 of its working capital to purchase the Common Stock which is reported in Item 5(c) as having been purchased for its account during the past 60 days.

                  Duquesne LLC expended approximately $2,851,273.81 of the working capital of the Duquesne LLC Clients to purchase the Common Stock which is reported in Item 5(c) as having been purchased for their accounts during the past 60 days.

                  The securities held for the accounts of Quantum Partners, Quasar Partners and/or the Duquesne LLC Clients may be held through margin accounts maintained with brokers, which extend margin credit as and when required to open or carry positions in its margin accounts, subject to applicable federal margin regulations, stock exchange rules and such firm's credit policies. The positions which may be held in the margin accounts, including shares of Common Stock, are pledged as collateral security for the repayment of debit balances in the respective accounts.

Item 4.  Purpose of Transaction.

                  All of the shares of Common Stock reported herein as having been acquired for or disposed of from the accounts of Quantum Partners, Quasar Partners and the Duquesne LLC Clients were acquired or disposed of for investment purposes. None of Quantum Partners, Quasar Partners the Reporting Persons nor, to the best of their knowledge, any of the other persons identified in response to Item 2, has any plans or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

                  SFM LLC, Mr. Soros and Mr. Druckenmiller reserve the right to acquire, or cause to be acquired, additional securities of the Issuer, to dispose, or cause to be disposed of, such securities at any time or to formulate other purposes, plans or proposals regarding the Issuer or any of its securities, to the extent deemed advisable in light of general investment and trading policies of SFM Clients, market conditions or other factors.

                  Similarly, Mr. Druckenmiller and Duquesne LLC reserve the right to acquire, or cause to be acquired, additional securities of the Issuer, to dispose, or cause to be disposed of, such securities at any time or to formulate other purposes, plans or proposals regarding the Issuer or any of its securities, to the extent deemed advisable in light of general investment and trading policies of Duquesne LLC Clients, market conditions or other factors.

Item 5.  Interest in Securities of the Issuer.

                  (a) (i) Each of SFM LLC and Mr. Soros may be deemed the beneficial owner of the 1,591,663 shares of Common Stock (approximately 5.65% of the total number of shares of Common Stock outstanding). This number is comprised of (a) 1,558,330 shares held for the account of Quantum Partners and (b) 33,333 shares held for the account of Quasar Partners.

                            (ii) Mr. Druckenmiller may be deemed the beneficial
owner of 1,866,662 shares of Common Stock (approximately 6.63% of the total number of shares of Common Stock outstanding). This number consists of (A) 1,558,330 shares of Common Stock held for the account of Quantum Partners, (B) 33,333 shares of Common Stock held for the account of Quasar Partners, and (C) 274,999 shares of Common Stock held for the accounts of the Duquesne LLC Clients.

                            (iii) Duquesne LLC may be deemed the beneficial
owner of the 274,999 shares of Common Stock for the accounts of the Duquesne LLC Clients (approximately 0.98% of the total number of shares of Common Stock outstanding).

                  (b) (i) Pursuant to the terms of the contract between Quantum Fund and SFM LLC, and as a result of the positions held by Mr. Soros and Mr. Druckenmiller with SFM LLC, SFM LLC may be deemed to have sole power and Mr. Soros and Mr. Druckenmiller may be deemed to have shared power to direct the voting and disposition of the 1,558,330 shares of Common Stock held for the account of Quantum Partners.

                            (ii) Pursuant to the terms of the contract between
Quasar Partners and SFM LLC, and as a result of the positions held by Mr. Soros and Mr. Druckenmiller with SFM LLC, SFM LLC may be deemed to have sole power and Mr. Soros and Mr. Druckenmiller may be deemed to have shared power to direct the voting and disposition of the 33,333 shares of Common Stock held for the account of Quasar Partners.

                            (iii) As a result of the contracts between Duquesne
LLC and the Duquesne LLC Clients, and as a result of the position held by Mr. Druckenmiller with Duquesne LLC, each of Duquesne LLC and Mr. Druckenmiller may be deemed to have the sole power to direct the voting and disposition of the 274,999 shares of Common Stock held for the accounts of Duquesne LLC Clients.

                   (c) Except for the transactions listed in Annex C hereto, there have been no transactions effected with respect to the shares of Common Stock since June 5, 1997 (60 days prior to the date hereof) by any of the Reporting Persons, Quantum Partners, Quasar Partners or the Duquesne LLC Clients. All of the transactions listed in Annex C were executed in routine brokerage transactions on the New York Stock Exchange.

                   (d) (i) The shareholders of Quantum Partners, including Quantum Fund, have the right to participate in the receipt of dividends from, or proceeds from the sale of, securities, including shares of Common Stock, held for the account of Quantum Partners in accordance with their ownership interests in Quantum Partners.

                           (ii) The partners of Quasar Partners, including
Quasar International Fund N.V., a Netherlands Antilles corporation, have the right to participate in the receipt of dividends from, or proceeds from the sale of, securities (including shares of Common Stock) held for the account of Quasar Partners in accordance with their partnership interests in Quasar Partners.

                           (iii) The Duquesne LLC Clients have the right to
participate in the receipt of dividends from, or proceeds from the sale of, securities (including shares of Common Stock) held for the accounts of the Duquesne LLC Clients in accordance with their advisory contracts with Duquesne LLC.

                   (e)     Not applicable.

                  Each of SFM LLC and Mr. Soros expressly disclaims beneficial ownership of any shares of Common Stock not held directly for the accounts of the SFM Clients. Duquesne LLC expressly disclaims beneficial ownership of any shares of Common Stock not held directly for the accounts of the Duquesne LLC Clients.

Item 6. Contracts, Arrangements, Understandings in Relationship with Respect to Securities of the Issuer.

                  From time to time to the extent permitted by applicable laws, each of the Reporting Persons, Quantum Partners, Quasar Partners, other SFM Clients and/or the Duquesne LLC Clients may lend Common Stock to brokers, banks or other financial institutions. These loans typically obligate the borrower to return the securities, or an equal amount of securities of the same class, to the lender and typically provide that the borrower is entitled to exercise voting rights and to retain dividends during the term of the loan. From time to time to the extent permitted by applicable laws, each of the Reporting Persons, Quantum Partners, Quasar Partners, other SFM Clients and/or the Duquesne LLC Clients may borrow shares of Common Stock for the purpose of effecting, and may effect, short sale transactions, and may purchase Common Stock for the purpose of closing out short positions in Common Stock.

                  Except as disclosed above the Reporting Persons do not have any contracts, arrangements, understandings or relationships with respect to any securities of the Issuer.

Item 7.  Material to be Filed as Exhibits.

                  A. Power of Attorney dated as of January 1, 1997 granted by Mr. Soros in favor of Mr. Sean C. Warren and Mr. Michael C. Neus.

                  B. Power of Attorney dated as of January 1, 1997 granted by Mr. Druckenmiller in favor of Mr. Sean C. Warren and Mr. Michael C. Neus.

                  C. Joint Filing Agreement dated August 4, 1997 by and among SFM LLC, Mr. Soros, Mr. Druckenmiller and Duquesne LLC.

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  August 4, 1997                       SOROS FUND MANAGEMENT LLC


                                            By: /s/ Michael C. Neus
                                                    Michael C. Neus
                                                    Assistant General Counsel


                                            GEORGE SOROS


                                            By: /s/ Michael C. Neus
                                                    Michael C. Neus
                                                    Attorney-in-Fact


                                            STANLEY F. DRUCKENMILLER


                                            By: /s/ Michael C. Neus
                                                    Michael C. Neus
                                                    Attorney-in-Fact


                                            DUQUESNE CAPITAL MANAGEMENT, L.L.C.


                                            By: /s/ Gerald Kerner
                                                    Gerald Kerner
                                                    Managing Director

                                     ANNEX A

                  The following is a list of all of the persons (other than Stanley Druckenmiller) who serve as Managing Directors of SFM LLC, as well as the number of shares of Common Stock, if any, held for the account of each:

                                                       Number of Shares

                           Scott K. H. Bessent
                           Walter Burlock
                           Brian J. Corvese                 20,000
                           Jeffrey L. Feinberg
                           Arminio Fraga
                           Gary Gladstein
                           Ron Hiram
                           Robert K. Jermain
                           David N. Kowitz
                           Alexander C. McAree
                           Paul McNulty
                           Gabriel S. Nechamkin
                           Steven Okin
                           Dale Precoda
                           Lief D. Rosenblatt
                           Mark D. Sonnino
                           Filiberto H. Verticelli
                           Sean C. Warren

Each of the above-listed persons is a United States citizen whose principal occupation is serving as Managing Director of SFM LLC, and each has a business address c/o Soros Fund Management LLC, 888 Seventh Avenue, 33rd Floor, New York, New York 10106.

                  To the best of the Reporting Persons' knowledge:

                  (a) The consideration used for purchasing the shares of Common Stock reported above was the personal funds of each of the Managing Directors who purchased such shares.

                  (b) All of the shares reported above were acquired solely for investment purposes.

                  (c) Each of the Managing Directors (i) holds the shares reported above as being held for his own account, (ii) has the sole power to vote or dispose of such shares and has the right to receive dividends from, or proceeds from the sale of, the shares, and (iii) has not effected any transactions in the shares since June 5, 1997 (60 days prior to the date hereof).

                  (d) None of the Managing Directors has any contracts, arrangements, understandings or relationships with respect to any securities of the Issuer.

                                     ANNEX B

                  The following is a list of all of the persons who serve as Managing Directors of Duquesne LLC (other than Stanley Druckenmiller):

                          Michael A. Shay ("Mr. Shay")
                          Gerald Kerner ("Mr. Kerner")

                  Mr. Shay is a United States citizen whose principal occupation is serving as Managing Director of Duquesne LLC. Mr. Shay's business address is Duquesne Capital Management, L.L.C., 2579 Washington Road, Suite 322, Pittsburgh, Pennsylvania 15241.

                  Mr. Kerner is a United States citizen whose principal occupation is serving as Managing Director of Duquesne LLC. Mr. Kerner's principal business address is Duquesne Capital Management L.L.C., 888 Seventh Avenue, 32nd Floor, New York, New York 10106.

                  To the best of the Reporting Persons' knowledge:

                  (a) neither of the above persons holds any Common Stock; and

                  (b) neither of the above persons has any contracts,
                      arrangements, understandings or relationships with respect to any securities of the Issuer.

                                     ANNEX C

     Recent Transactions in the Common Stock of Delta and Pine Land Company



      For the Account of            Date of Transaction   Nature of Transaction       Number of Shares      Price Per Share
      ------------------            -------------------   ---------------------       ----------------      ---------------

QUANTUM PARTNERS LDC(1)                    7/23/97               Purchase                 27,000                37.704
                                           7/24/97               Purchase                 14,400                37.272
                                           7/25/97               Purchase                 41,300                37.509
                                           7/28/97               Purchase                194,000                37.996
                                           7/29/97               Purchase                 63,300                38.044
                                           7/31/97               Purchase                  5,600                37.56
                                            8/4/97               Purchase                 36,900                38.563
                                            8/4/97               Purchase                 42,500                38.531












-------------------------
(1)      Transactions effected at the direction of SFM LLC.



           For the Account of       Date of Transaction   Nature of Transaction       Number of Shares    Price Per Share
           ------------------       -------------------   ---------------------       ----------------    ---------------

QUASAR INTERNATIONAL PARTNERS C.V.(2)      7/01/97              Short Sale               134,500              35.625
                                           7/01/97           Short Sale Cover                167              35.577
                                           7/01/97           Short Sale Cover              4,000              35.625
                                           7/01/97           Short Sale Cover             18,400              35.623
                                           7/01/97           Short Sale Cover              8,000              35.625
                                           7/01/97           Short Sale Cover             12,267              35.626
                                           7/01/97           Short Sale Cover             10,533              35.623
                                           7/01/97           Short Sale Cover              9,600              35.626
                                           7/01/97           Short Sale Cover             10,800              35.625
                                           7/01/97           Short Sale Cover              4,000              35.625
                                           7/01/97           Short Sale Cover              6,000              35.625
                                           7/01/97           Short Sale Cover              5,467              35.627
                                           7/01/97           Short Sale Cover             10,000              35.625
                                           7/01/97           Short Sale Cover              5,733              35.620
                                           7/01/97           Short Sale Cover             11,332              35.623
                                           7/01/97           Short Sale Cover              8,500              35.626
                                           7/01/97           Short Sale Cover              9,700              35.625




(2) Transactions effected at the direction of Brahman Capital Corp. pursuant to the Brahman Contract (as described below).



         For the Account of          Date of Transaction   Nature of Transaction      Number of Shares    Price Per Share
         ------------------          -------------------   ---------------------      ----------------    ---------------

QUOTA FUND N.V.(3)                         6/20/97              Short Sale                 8,500              35.975
                                           6/25/97           Short Sale Cover              1,700              34.350
                                           6/27/97              Short Sale                 9,700              34.963



(3) Transactions effected at the direction of Brahman Capital Corp., a Delaware corporation ("Brahman"), pursuant to an investment advisory agreement by and between Quota Fund N.V., a Netherlands Antilles company ("Quota"), and Brahman (the "Brahman Contract"). Effective June 30, 1997, all rights and obligations of Quota under the Brahman Contract were assigned to, and assumed by, Quasar Partners and all transactions effected at the discretion of Brahman after June 30, 1997 were made for the account of Quasar Partners, as reported herein. SFM LLC has the contractual authority on behalf of Quasar Partners to terminate the Brahman Contract within 60 days.




        For the Account of    Date of Transaction   Nature of Transaction     Number of Shares      Price Per Share
        ------------------    -------------------   ---------------------     ----------------      ---------------

DUQUESNE LLC CLIENTS(4)             7/23/97               Purchase                4,700                37.7049
                                    7/24/97               Purchase                2,600                37.2725
                                    7/25/97               Purchase                7,300                37.5098
                                    7/28/97               Purchase               34,200                37.9968
                                    7/29/97               Purchase               11,200                38.0447
                                    7/31/97               Purchase                1,000                37.5600
                                     8/4/97               Purchase                7,500                38.5513
                                     8/4/97               Purchase                6,500                38.6225


-------------------------
(4)      Transactions effected at the direction of Duquesne LLC.

                                  EXHIBIT INDEX


A.       Power of Attorney dated as of January 1, 1997 granted by Mr. George
         Soros in favor of Mr. Sean C. Warren and Mr. Michael C. Neus

B.       Power of Attorney dated as of January 1, 1997 granted by Mr. Stanley F.
         Druckenmiller in favor of Mr. Sean C. Warren and Mr. Michael C. Neus

C.       Joint Filing Agreement dated August 4, 1997 by and among Soros Fund
         Management LLC, Mr. George Soros, Mr. Stanley F. Druckenmiller and
         Duquesne Capital Management, L.L.C.
